In October 1996 AET entered into a Licensing Agreement with OX2 Engine (Distribution) Ltd, hereinafter referred to as the "Grantor", for the right to manufacture, distribute and market the OX2 engine.

Page two items 2.1, 2.1.1 and 2.1.2. of the Agreement deals specifically with the issuance of AET common shares to the Grantor. To date, 20,000,000 shares have been issued, however, the Agreement calls for an additional 19,000,000 shares to be issued after certain events take place.

It is now the Grantor's opinion that this issuance of additional shares could have a negative effect on AET's ability to commercialise the OX2 engine. The Grantor feels that AET and its public shareholders could incur financial harm if these additional 19,000,000 shares were issued.

In consideration for the excellent performance by AET in it's effort to commercialise the OX2 engine and for the strong support shareholders of AET have given the company, the Grantor has made a decision to rescind that portion of the Licensing Agreement, calling for the future issuance of additional 19,000,000 shares.

AET has received an executed amendment to the 1996 Licensing Agreement, effectively cancelling AET's commitment to issue the additional 19,000,000 shares as called for in article 2.1.2 of the Licensing Agreement between AET and the Grantor in consideration for a sum of $100 US.

The amendment to the Licensing Agreement has been accepted by AET and the consideration of US$100 has been paid.




The Common Seal of
OX2 Engine (Distribution) LTD.



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Director/Officer
Laurie Harrison



The Common Seal of
Advanced Engine Technologies, Inc.




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Director/Officer
Murray J. Bailey